

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 30, 2022

Harry L. You
Co-Chief Executive Officer
dMY Squared Technology Group, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144

> **Re: dMY Squared Technology Group, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted August 18, 2022**
> **CIK No. 0001915380**

Dear Mr. You:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2022 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted August 18, 2022

General

1. We reissue comment 1. In this regard, as non-exclusive examples only, we note your pages 94-95 disclosure under the subheading "Permitted Purchases of Our Securities" and your pages 103-104 disclosure referring to purchases of public shares by your initial shareholders, directors, officers, advisors or their affiliates, with there being no limit to the prices they may pay in such transactions. We also note statements throughout the prospectus referring to purchases of public shares by your sponsor, initial shareholders, officers, directors, advisors, or any of their affiliates, which shares will be voted in favor of your initial business combination pursuant to the letter agreement.

Harry L. You
dMY Squared Technology Group, Inc.
August 30, 2022
Page 2

       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Adam J. Brenneman